August 27, 2024

Lance Stewart
Chief Financial Officer
P.A.M. Transportation Services, Inc.
297 West Henri De Tonti Boulevard
Tontitown, Arkansas 72770

       Re: P.A.M. Transportation Services, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 7, 2024
           File No. 000-15057
Dear Lance Stewart:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Courtney C. Crouch, III, Esq.